For Immediate Release

For further information contact:

Fern Lazar/David Carey
Lazar Partners Ltd.
1-212-867-1768
flazar@lazarpartners.com/
dcarey@lazarpartners.com

GIVEN IMAGING REPORTS FIRST QUARTER 2010 RESULTS

  - Revenues Increase 5.2% to $32.1 Million -

  - GAAP Net Income $2.1 million, or $0.07 Per Share (includes $0.02 of Sierra Scientific acquisition expenses) Compared to $0.2 million or $0.01 Per Share in Q1 2009  -

  - Non-GAAP Net Income $4.4 million, or $0.14 Per Share, Compared to $1.7 million, or $0.06 Per Share in Q1 2009 -

  - Company Updates 2010 Financial Guidance to Reflect Sierra Acquisition -

YOQNEAM, Israel, May 11, 2010 - Given Imaging Ltd. (NASDAQ: GIVN) today announced financial results for the first quarter ended March 31, 2010.

Worldwide revenues were $32.1 million in the first quarter of 2010, a 5.2 percent increase from $30.5 million in the first quarter of 2009.  Gross margin in the first quarter of 2010 was 77.1 percent, compared to gross margin of 76.0 percent in the first quarter of 2009.

Net income for the first quarter of 2010 was $2.1 million, or $0.07 per share on a fully diluted GAAP basis, compared to net income of $239,000 or $0.01 per share on a fully diluted GAAP basis in the first quarter of 2009.  Non-GAAP net income for the first quarter of 2010 was $4.4 million, or $0.14 per share, compared to $1.7 million, or $0.06 per share in the same quarter of last year. Non-GAAP net income excludes $0.7 million of acquisition expenses and $1.6 million of equity related compensation expenses (FAS 123R). Non-GAAP net income for the first quarter of last year excluded equity related expenses of $1.5 million. A reconciliation of GAAP results to non-GAAP results is attached.

Cash and cash equivalents, short-term investments and marketable securities at March 31, 2010 totaled $64.9 million. This amount reflects the March 31, 2010 $35 million payment for the acquisition of Sierra Scientific which became effective on April 1, 2010.

“We are pleased that our focus on steadily increasing profitability continues to deliver results as we achieved a solid bottom-line increase in net income this quarter.   Since the first quarter is usually our slowest quarter, we are also pleased to grow revenues by 5.2 percent, and we remain on track to achieve our 2010 financial goals,” said Homi Shamir, president and CEO of Given Imaging.  “We are optimistic about the potential of expanding our PillCam business worldwide and leveraging our leadership in the specialty GI diagnostics market following our recent acquisition of Sierra Scientific.  We believe that we can expand this segment by capitalizing on Given Imaging’s skills in customer education, product development and software expertise.”

First Quarter 2010 Revenue Analysis

Revenues in the Americas region were $20.5 million, including revenue of $3.6 million from the Bravo pH Monitoring System.  Revenues in the Americas region in the same period in 2009 were $20.2 million, including revenues of $2.7 million from Bravo.  Revenues in the EMEA region were $8.5 million compared to $8.2 million in the same period last year.  APAC revenues increased by 45 percent to $3.1 million compared to $2.1 million in the same period in 2009.

Worldwide PillCam SB sales amounted to about 51,000 capsules in the first quarter of 2010, compared to approximately 50,100 in the same period last year.  PillCam SB sales in the Americas region decreased by 2.5 percent to 33,500 in the first quarter of 2010 compared to 34,400 in the first quarter of 2009.  PillCam SB sales in the EMEA region decreased 2.9 percent compared to the first quarter of 2009, while PillCam SB sales in the APAC region increased 80% to 4,700 from 2,600 in the same period in 2009.

Supplemental first quarter data can be found at www.givenimaging.com in the Investor Relations section.

2010 Guidance Update

The company is updating its 2010 guidance to reflect the acquisition of Sierra Scientific Instruments.  The company now projects revenues between $167 million and $174 million, an 18 to 22 percent increase compared to 2009 revenues, and GAAP EPS of between $0.51 – $0.59, and non-GAAP EPS (excluding charges relating to FAS123R and Sierra acquisition expenses) of $0.76 – $0.84.  Both GAAP and non-GAAP EPS guidance exclude the effect of the Sierra purchase price allocation which has not yet been completed.

Recent Developments

•	Sierra Scientific Acquisition
Effective April 1, 2010 Given Imaging acquired privately-held Sierra Scientific Instruments.  Sierra Scientific is the leading provider of specialty diagnostic devices for the gastrointestinal tract.   In 2009, Sierra had unaudited revenues of approximately $18 million of which approximately 60% came from sales in the United States and 40% from sales in the rest of the world, principally Europe.

•	Digestive Disease Week 2010
More than 145 abstracts and scientific studies on Given Imaging’s products were presented at Digestive Disease Week 2010.  The presentations included a plenary session during which Dr. Rami Eliakim of Rambam Medical Center, Israel, reviewed updated data from a multi-center PillCam COLON 2 trials.  The expanded results corroborate the high sensitivity and specificity of PillCam® COLON 2, and confirm previous data showing PillCam COLON 2 to be a safe and effective method for visualizing the colon to detect polyps in patients.

Conference Call / Webcast Information

U.S. Call / Webcast
The company will host a conference call in English at 9:00am ET on Wednesday, May 12, 2010. To participate in this teleconference, please dial 800-930-7616 fifteen minutes before the conference is scheduled to begin. Callers outside of the U.S. should dial 913-981-5556. The call will also be webcast live at www.givenimaging.com.  A replay of the call will be available for two weeks on the company's website, or until May 26 by dialing 888-203-1112. Callers outside of the U.S. should dial 719-457-0820. The replay participant code is 3458268.

Hebrew Call
A conference call in Hebrew will take place on May 12 at 2:00pm Israel time, 7:00am ET. To access this call, please dial +972 3 9180610t en minutes before the conference is scheduled to begin. A replay of the call will be available from May 12 until May 14 by dialing +972 3 9255925.

About Given Imaging Ltd.
Since 2001, Given Imaging has advanced gastrointestinal visualization by developing innovative, patient-friendly tools based on its PillCam® Platform. PillCam® capsule endoscopy provides physicians with natural images of the small intestine via PillCam® SB, the esophagus through PillCam® ESO and the colon with PillCam® COLON [PillCam COLON is not cleared for use in the USA]. The PillCam® capsules are miniature video cameras that patients ingest. Given Imaging's other capsule products include Agile™ patency capsule, to verify intestinal patency, and Bravo®, the only wireless, catheter-free, 48-hour pH test commercially available for pH testing to assess gastroesophageal reflux disease (GERD). Given Imaging's products use cutting-edge, wireless technology and advanced software to enable gastroenterologists to visualize diseases of the esophagus, small bowel and colon. All Given Imaging products allow patients to maintain normal activities. In April 2010 Given Imaging acquired Sierra Scientific Instruments, a leading provider of specialty GI diagnostic solutions and pioneer of high-resolution manometry for assessing gastrointestinal motility. Sierra Scientific is now a wholly-owned subsidiary of Given Imaging.  Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel, with operating subsidiaries in the United States, Germany, France, Japan, Australia and Singapore. For more information, please visit www.givenimaging.com.

Forward-Looking Statements
This press release contains forward-looking statements within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to, projections about our business and our future revenues, expenses and profitability. Forward-looking statements may be, but are not necessarily, identified by the use of forward-looking terminology such as "may," "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual events, results, performance, circumstances or achievements of the Company to be materially different from any future events, results, performance, circumstances or achievements expressed or implied by such forward-looking statements. Factors that could cause actual events, results, performance, circumstances or achievements to differ from such forward-looking statements include, but are not limited to, the following: (1) our ability to develop and bring to market new products, (2) our ability to successfully complete any necessary or required clinical studies with our products, (3) our ability to receive regulatory clearance or approval to market our products or changes in regulatory environment, (4) our success in implementing our sales, marketing and manufacturing plans, (5) the level of adoption of our products by medical practitioners, (6) the emergence of other products that may make our products obsolete, (7) lack of an appropriate bowel preparation materials to be used with our PillCam COLON capsule, (8) protection and validity of patents and other intellectual property rights, (9) the impact of currency exchange rates, (10) the effect of competition by other companies, (11) the outcome of significant litigation, (12) our ability to obtain reimbursement for our product from government and commercial payors, (13) quarterly variations in operating results, (14) the possibility of armed conflict or civil or military unrest in Israel, (15) the impact of global economic conditions, (16) our ability to successfully integrate acquired businesses, (17) changes and reforms in applicable healthcare laws and regulations and (18) other risks and factors disclosed in our filings with the U.S. Securities and Exchange Commission, including, but not limited to, risks and factors identified under such headings as "Risk Factors," "Cautionary Language Regarding Forward-Looking Statements" and "Operating Results and Financial Review and Prospects" in the Company's Annual Report on Form 20-F for the year ended December 31, 2009. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Except for the Company's ongoing obligations to disclose material information under the applicable securities laws, it undertakes no obligation to release publicly any revisions to any forward-looking statements, to report events or to report the occurrence of unanticipated events.

# # #

Given Imaging Ltd. and its Consolidated Subsidiaries
Specified Items
For the Three Months Ended March 31, 2009 and 2010
(Unaudited, dollars in thousands)

	Research	Selling	General
	And	And	And
	Development	Marketing	Administration	Total

Three month period ended March 31, 2010

Compensation expenses	$83	$327	$1,203	$1,613
Acquisition expenses	-	-	686	686
Total	$83	$327	$1,889	$2,299

Three month period ended March 31, 2009

Compensation expenses	$78	$153	$1,279	$1,510
Total	$78	$153	$1,279	$1,510

Given Imaging Ltd. and its Consolidated Subsidiaries
Reconciliation of GAAP results to non-GAAP results
For the three months ended March 31, 2010 and 2009
Condensed, in thousands except share and per share data

		Q1 2010			Q1 2009
		Specified	Non		Specified	Non
	GAAP	Items (*)	GAAP	GAAP	Items (*)	GAAP

Revenues	$32,097	-	$32,097	$30,473	-	$30,473
Cost of revenues	(7,336)	-	(7,336)	(7,318)	-	(7,318)

Gross profit	24,761	-	24,761	23,155	-	23,155
Gross profit as a % of revenues	77.1%	-	77.1%	76.0%	-	76.0%

Operating expenses
Research and development, net	(3,777)	83	(3,694)	(3,676)	78	(3,598)
Sales and marketing	(14,749)	327	(14,422)	(13,958)	153	(13,805)
General and administrative	(5,134)	1,889	(3,245)	(4,415)	1,279	(3,136)
Termination of marketing agreement	-	-	-	-	-	-
Other, net	(63)	-	(63)	(12)	-	(12)

Total operating expenses	(23,723)	2,299	(21,424)	(22,061)	1,510	(20,551)

Operating profit	1,038	2,299	3,337	1,094	1,510	2,604
Operating profit as a % of revenues	3.2%		10.4%	3.6%		8.5%

Financing income (expense), net	978	-	978	(1,126)	-	(1,126)

Profit (loss) before taxes on income	2,016	2,299	4,315	(32)	1,510	1,478
Income tax expense	(129)	-	(129)	(28)	-	(28)

Net Profit (loss)	1,887	2,299	4,186	(60)	1,510	1,450

Net loss attributable to non-controlling interest	166	-	166	299	-	299

Net profit attributable to shareholders	$2,053	$2,299	$4,352	$239	$1,510	$1,749
Net profit attributable to shareholders as a % of revenues	6.4%		13.6%	0.8%		5.7%

Earnings per share

Basic Earnings attributable to shareholders per Ordinary Share	$0.07	$0.08	$0.15	$0.01	$0.05	$0.06

Diluted Earnings attributable to shareholders per Ordinary Share	$0.07	$0.07	$0.14	$0.01	$0.05	$0.06

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Balance Sheets
In thousands except share data
(Unaudited)

	March 31	December 31
	2010	2009
Assets

Current assets
Cash and cash equivalents	$26,975	$46,458
Short-term investments	27,916	31,736
Accounts receivable:
Trade (Net of provisions for doubtful debts of $259
and of $252 as of March 31, 2010 and December 31,
2009, respectively)	21,714	24,742
Other	4,572	3,799
Inventories	16,444	17,302
Prepaid expenses	1,595	1,036
Deferred tax assets	2,001	2,207
Advances to suppliers	377	534

Total current assets	101,594	127,814

Deposits	1,084	1,062

Assets held for employee severance payments	5,231	4,968

Marketable Securities	9,987	16,956

Non-current Inventory	5,448	6,015

Fixed assets, at cost, less accumulated depreciation	13,742	13,843

Advance on account of business combination (See Note 4)	35,000	-

Deferred tax assets	192	192

Intangible assets, less accumulated amortization	11,046	11,284

Goodwill	3,586	3,586

Total Assets	$186,910	$185,720

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Balance Sheets
In thousands except share data
(Unaudited)

	March 31	December 31
	2010	2009
Liabilities and equity

Current liabilities

Current installments of obligation under capital lease	$145	$145
Accounts payable
Trade	5,817	6,789
Other	15,902	20,060
Deferred income	486	234
Total current liabilities	22,350	27,228

Long-term liabilities
Obligation under capital lease, net	320	356
Liability in respect of employees’ severance payments	5,795	5,530
Total long-term liabilities	6,115	5,886
Total liabilities	28,465	33,114

Equity
Shareholders’ equity
Ordinary Shares, NIS 0.05 par value each (90,000,000
shares authorized; 29,615,152 and 29,370,972 shares
issued and fully paid as of March 31, 2010 and
December 31, 2009, respectively)	348	345
Additional paid-in capital	186,257	182,203
Capital reserve	2,166	2,166
Accumulated other comprehensive loss	294	399
Accumulated deficit	(31,132)	(33,185)
Shareholders' equity	157,933	151,928
Non-controlling interest	512	678
Total Equity	158,445	152,606

Total liabilities and equity	$186,910	$185,720

Given Imaging Ltd. and its Consolidated Subsidiaries
Interim Consolidated Statements of Operations
In thousands except share and per share data
(Unaudited)

	Three month period ended		Year ended
	March 31		December 31
	2010	2009	2009

Revenues	$32,097	$30,473	$141,763
Cost of revenues	(7,336)	(7,318)	(33,145)

Gross profit	24,761	23,155	108,618

Operating expenses
Research and development, gross	(4,024)	(4,010)	(17,842)

Government grants	247	334	1,109
Research and development, net	(3,777)	(3,676)	(16,733)

Sales and marketing	(14,749)	(13,958)	(61,428)
General and administrative	(5,134)	(4,415)	(18,919)
Other, net	(63)	(12)	(1,220)

Total operating expenses	(23,723)	(22,061)	(98,300)

Operating income	1,038	1,094	10,318
Financing income (expense), net	978	(1,126)	1,584

Income (loss) before taxes on income	2,016	(32)	11,902
Income tax expense	(129)	(28)	1,542

Net income (loss)	1,887	(60)	13,444

Net loss attributable to non-controlling interest	166	299	891

Net profit attributable to owners of the company	$2,053	$239	14,335

Earnings per share

Basic Earnings attributable to shareholders per Ordinary Share	$0.07	$0.01	$0.49

Diluted Earnings attributable to shareholders per Ordinary Share	$0.07	$0.01	$0.47

Weighted average number of Ordinary Shares used
to compute basic Earnings per Ordinary share	29,427,767	29,257,785	29,281,897

Weighted average number of Ordinary Shares used
to compute dilute Earnings per Ordinary share	30,646,418	29,910,943	30,423,162

Given Imaging Ltd. and its Consolidated Subsidiaries
Consolidated Statements of Cash Flows
In thousands
(Unaudited)

	Three month period ended		Year ended
	March 31,		December 31,
	2010	2009	2009

Cash flows from operating activities:
Net income (loss)	$1,887	$(60)	$13,444

Adjustments required to reconcile net profit (loss)
to net cash used in operating activities:

Depreciation and amortization	1,498	1,465	6,096
Goodwill impairment	-	-	483
Deferred tax assets	206	10	(1,221)
Stock option compensation	1,613	1,510	7,268
Other	87	9	570
Decrease (increase) in accounts receivable – trade	3,028	(181)	(3,069)
Decrease(increase) in accounts receivable – other	(320)	2,334	863
Decrease (increase) in prepaid expenses	(559)	(255)	595
Decrease (increase) in advances to suppliers	157	(41)	3,006
Decrease (increase) in inventories	1,425	(3,364)	(4,386)
Increase (decrease) in accounts payable	(5,210)	178	1,819
Increase (decrease) in deferred income	252	(394)	(1,289)
Net cash provided by operating activities	4,064	1,211	24,179

Cash flows from investing activities:
Purchase of fixed assets and intangible assets	(1,222)	(1,056)	(4,794)
Payment on account of business combination	(35,000)	-	-
Deposits	(24)	3	34
Proceeds from sales of marketable securities and short term investments	18,208	21,781	38,085
Investments in trading and marketable securities	(7,546)	(250)	(27,410)
Net cash provided by (used in) investing activities	(25,584)	20,478	5,915

Cash flows from financing activities:
Principal payments on capital lease obligation	(34)	(33)	(131)
Proceeds from the issuance of Ordinary Shares	1,991	-	954
Dividend distribution	-	(15,799)	(15,799)
Purchase of shares from a non-controlling shareholder in a subsidiary	-	-	(382)
Net cash (used in) provided by financing activities	1,957	(15,832)	(15,358)

Effect of exchange rate changes on cash	80	(258)	25

Increase (decrease) in cash and cash equivalents	(19,483)	5,599	14,761
Cash and cash equivalents at beginning of period	46,458	31,697	31,697

Cash and cash equivalents at end of period	$26,975	$37,296	$46,458

Supplementary cash flow information
Income taxes paid	$48	$44	$877